Exhibit 99.2

Nova Measuring Instruments Ltd.
Weizmann Science Park, Building 22, 2nd Floor
Einstein Street, Ness Ziona, Israel
Tel: 972-8-9387505
Fax: 972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

        The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli Corporation, hereby appoints Dr. Micha Brunstein and Mr. Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of the Company, Weizmann Science Park, Building 22, 2nd Floor, Einstein Street, Ness Ziona, November 30, 2006 at 5:00 p.m. local time in Israel, or at any adjournment(s) or postponement(s) thereof, with respect to all of the Ordinary Shares of the Company which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy.

        If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, the practical effect will be to reduce the number of affirmative votes required to constitute approval of the proposal. Further, if a written proxy is signed by a shareholder and returned without instructions, the ordinary shares represented by the proxy will be deemed to have voted “ABSTAIN” with respect to all of the proposals set forth herein. Broker “non-votes” will be considered abstentions. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” the proposal considered at the Shareholders’ Meeting, although they will be counted in determining whether a quorum is present.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “ABSTAIN”. EACH OF THE MATTERS LISTED BELOW HAS BEEN PROPOSED BY THE COMPANY.	Please mark your votes as indicated in this example	☒

Item No. 1	To approve the employment agreement between the Company and Dr. Giora Dishon.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 2	To approve the employment agreement between the Company and Dr. Moshe Finarov.

FOR	AGAINST	ABSTAIN

☐	☐	☐

☐	I/we plan to attend the Extraordinary General Meeting of Shareholders.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on October 31, 2006, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the Extraordinary General Meeting or any adjournments thereof.

Signature _______________________________ Signature _______________________________

Date _____________

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, all persons must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy.

PLEASE BE SURE TO RETURN THE ENTIRE PROXY.